UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-11663

COMMUNITY BANKS, INC. 401(k) PLAN

COMMUNITY BANKS, INC.
777 East Park Drive
Harrisburg, PA 17111

750 East Park Drive
Harrisburg, PA 17111
(Former address)

Subsequent to the original filing of Form 11-K for the year ended December 31, 2004, Community Banks, Inc. (“Community”) determined that the auditor of the 2004 Community Banks, Inc. 401(k) Plan (“the Plan”) financial statements was not registered with the Public Company Accounting Oversight Board (“PCAOB”). Community retained an independent registered public accounting firm to re-audit the 2004 financial statements of the Plan. This Form 11-K/A is being filed to submit the 2004 Plan financial statements audited by that PCAOB-registered firm.

COMMUNITY BANKS, INC. 401(k) PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm		1

Financial Statements

	Statements of Net Assets Available for Benefits	2

	Statements of Changes in Net Assets Available for Benefits	3

	Notes to Financial Statements	4-8

Supplemental Schedule

	Schedule of Assets (Held at End of Year)	9-10

Signature		11

Exhibit Index
23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Community Banks, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Community Banks, Inc. 401(k) Plan (Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2003 financial statements of the Community Banks, Inc. 401(k) Plan were audited by other auditors whose report dated May 25, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Harrisburg, Pennsylvania
June 27, 2006

COMMUNITY BANKS, INC. 401(k) PLAN
Statements of Net Assets Available for Benefits

As of December 31,	2004	2003

Assets

Investments:
At fair value:
Common stock - employer	$3,939,981	$4,165,186
Pooled separate accounts	10,228,093	7,726,656
At cash surrender value:
Life insurance policies	3,289	6,391
At contract value:
Guaranteed interest accounts	71,975	52,700
At cost:
Participant loans	241,433	174,678
	14,484,771	12,125,611

Employer’s contribution receivable	1,491,785	1,121,492

Cash (non-interest bearing)	26,689	---

Net assets available for benefits	$16,003,245	$13,247,103

The accompanying notes are an integral part of the financial statements.

COMMUNITY BANKS, INC. 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits

For the years ended December 31,	2004	2003

Investment income:
Net appreciation in fair value of investments	$633,919	$2,715,044
Interest and dividends	104,666	87,636

	738,585	2,802,680
Contributions:
Participants	1,142,202	947,091
Employer	1,491,785	1,121,492
Rollover contributions	263,079	629,777

	2,897,066	2,698,360

Benefits paid to participants	(841,173)	(536,887)

Insurance premium payments	(641)	(735)

Administrative fees	(37,695)	(30,160)

Net increase in plan assets	2,756,142	4,933,258

Net Assets Available for Benefits - Beginning of Year	13,247,103	8,313,845

Net Assets Available for Benefits - End of Year	$16,003,245	$13,247,103

The accompanying notes are an integral part of the financial statements.

COMMUNITY BANKS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION

The following description of the Community Banks, Inc. 401(k) Plan (the “Plan”) provides an abbreviated summary of the general provisions of the Plan. Participants should refer to the Plan document for a more complete explanation of plan design.

General

The Community Banks, Inc. 401(k) Plan was established for the employees of Community Banks, Inc. (“Community” or the “Plan Sponsor”) on January 1, 1986 as a defined contribution plan providing retirement benefits to all eligible employees. Eligible employees must have completed three months of service with Community, attained the age of 21, and be employed on the last day of the Plan year (December 31) to be eligible to receive the discretionary profit-sharing distribution (“non-elective discretionary contribution”), described later in this section.

Participation

An employee becomes a participant of the Plan on the first day of the calendar quarter following the date he or she satisfies the eligibility requirements. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Service Rules

Employees are credited with a year of service for each year during which s/he completes 500 hours of service within a 12-consecutive month vesting computation period, as defined under the Plan.

Contributions

On an annual basis, participants in the Plan may elect to defer not less than 1%, nor more than 70%, of their pretax annual compensation subject to Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants may direct the investment of the contributions into various investment options offered by the Plan. These investment options consist primarily of pooled separate accounts and guaranteed investment contracts that are managed by the designated insurance carrier for the Plan. Currently, participants also have the option to invest in the common stock of the Plan Sponsor.

The Plan operated as a safe harbor 401(k) plan in both 2004 and 2003, using a 3% non-elective safe harbor contribution. The Plan Sponsor has the option to contribute additional non-elective discretionary contributions to the Plan at the discretion of the Company’s Board of Directors (the “Board”). During 2004 and 2003, the Board approved additional non-elective discretionary contributions of 4% and 3%, respectively, of eligible compensation.

COMMUNITY BANKS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION (continued)

Participant Accounts

Each participant’s account is credited with an allocation of various contributions, Plan earnings (including unrealized appreciation or depreciation of Plan assets), and forfeitures of the nonvested portion of terminated participants’ non-elective discretionary contributions of the employer. Each participant’s account is also charged with an allocation of administrative expenses. All allocations are based on participants’ compensation and/or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the amount which can be provided from the participant’s individual vested account balance.

Vesting

Participants are immediately vested in both their elective contributions, rollovers, and in the employer’s 3% non-elective safe harbor contribution. Vesting of the non-elective discretionary contribution and related earnings thereon will be determined based upon the following vesting schedule:

Years of Service  Vested Interest
1…………………………20%
2…………………………40%
3…………………………60%
4…………………………80%
5………………………...100%

A participant is eligible to receive his or her share of the non-elective discretionary contribution if they are employed on the last day of the plan year. A terminated employee may be eligible to receive an allocation of the non-elective discretionary contribution if such termination occurs prior to the end of the plan year but only if such termination is due to retirement, death, or disability.

Participant Loans

Participants may borrow from the Plan in an amount not to exceed 50% of the participant’s vested account balance. Participants are prohibited from borrowing in amounts less than $1,000 or more than $50,000. All loans are required to bear a reasonable rate of interest and must have a defined repayment period. Loan repayments must be made within a period not to exceed 5 years (unless the proceeds are used to acquire a principal residence) and must be made no less frequently than on a quarterly basis.

Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or in a series of installment payments over a period not to exceed the participant’s assumed life expectancy as determined at the date of distribution. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested account balance does not exceed $5,000 ($1,000 after March 28, 2005). If the vested account balance exceeds $5,000, the assets will generally be held in the Plan until the participant’s normal or early retirement date. However, terminated participants may elect to receive their vested account balances as soon as administratively possible.

COMMUNITY BANKS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION (continued)

Forfeitures

The unvested balances of terminated participants will be forfeited and allocated to the remaining participants. During the years ended December 31, 2004 and 2003, forfeitures totaling $29,490 and $40,727, respectively, were allocated to remaining participants. Under an amendment made to the Plan in 2005, beginning January 1, 2006, unallocated forfeitures will be used to pay administrative costs of the Plan or to reduce any future employer contributions made under the Plan.

Administrative Expenses

The Plan absorbs the cost of fees paid to the designated insurance carrier for the Plan. All other expenses are paid directly by the Plan Sponsor.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies that have been consistently applied in the preparation of the accompanying financial statements is as follows:

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Valuation of Investments

Investments in cash and participant loans are stated at cost, which approximates fair value. Pooled separate accounts are valued at the net value of participation units, which are generally valued by the designated insurance carrier based upon quoted market prices of the underlying assets. Life insurance policies are valued at cash surrender value which approximates fair value. Guaranteed interest accounts are valued at contract value (which represents contributions made under the contract, plus earnings, less withdrawals) because it is fully benefit responsive. Therefore, the contract value approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are reported on the ex-dividend date.

Plan investments are subject to various risks, including interest rate, market and credit risks. It is reasonably possible to assume that changes in any component of these risks may materially affect the value of investment assets reported in participant account balances and in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits

Benefit payments to participants are recorded when made.

Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and require the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

COMMUNITY BANKS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclassifications

Certain comparative amounts for 2003 have been reclassified to conform with the 2004 presentation. Such reclassifications did not impact the net assets available for benefits.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2004	2003
Community Banks, Inc. - Common Stock - Employer	$3,939,981	$4,165,186

Manulife Financial - Lifestyle Balanced 640	$3,058,801	$2,142,640

Manulife Financial - Lifestyle Growth 820 (VS)	$1,692,018	$1,210,794

Manulife Financial - Lifestyle Moderate 460 (VS)	$849,728	*

* Less than 5%

The net appreciation in fair value of investments (including gains and losses on investments bought, sold and held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2004	2003

Investments at estimated fair value:
Pooled separate accounts	$1,062,809	$1,369,848

Investments at fair value as determined by quoted market prices:
Common stock - employer	(428,890)	1,345,196
	$633,919	$2,715,044

The guaranteed interest accounts have yields ranging from 2.26% to 3.78% and 3.30% to 4.12% for the years ended December 31, 2004 and 2003, respectively. The interest rate is adjusted periodically by the insurance carrier. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

COMMUNITY BANKS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - PLAN TERMINATION

The Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the limitations of ERISA. In the event of Plan termination, participants would have a 100% vested interest in their individual accounts as of the date of termination, at which time all amounts would be distributed.

NOTE 5 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor via a letter dated August 31, 2005, that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (‘the Code”). Further, the Plan administrator and other Plan advisors believe that the Plan remains in compliance with the applicable requirements of the Code since the date of that determination.

NOTE 6 - PARTIES-IN-INTEREST TRANSACTIONS

The Plan held 139,775 shares and 105,957 shares of Community Banks, Inc., common stock at December 31, 2004, and December 31, 2003, respectively. The fair value of the Community Banks, Inc., common stock totaled $3,939,981 and $4,165,186 at December 31, 2004 and 2003, respectively. The net realized/unrealized appreciation (depreciation) of the fair value of Community Banks, Inc., common stock during 2004 and 2003 was $(428,890) and $1,345,196, respectively. As of December 31, 2004 and 2003, the shares of Community Banks, Inc., common stock represent more than 5% of net assets available for benefits.

Plan investments include pooled separate accounts and guaranteed interest accounts that are managed by the designated insurance carrier for the Plan. Administrative fees paid by the Plan to the insurance carrier totaled $37,695 and $30,160 for the years ended December 31, 2004 and 2003, respectively. As previously discussed, the Plan may issue loans to participants that are secured by participant account balances. All of these transactions qualify as party-in-interest transactions. All other transactions that may be considered parties-in-interest transactions relate to normal plan management and administrative services.

NOTE 7 - SUBSEQUENT EVENT

On July 1, 2005, Community merged with PennRock Financial Services Company (PennRock) and its wholly-owned subsidiaries, including its primary banking subsidiary, Blue Ball National Bank (Blue Ball). PennRock and Blue Ball maintained two predecessor defined contribution plans: The Blue Ball National Bank Profit Sharing Trust and the Blue Ball National Bank 401(k) Plan (the “acquired plans”). On November 1, 2005, the acquired plans were merged into the Community Banks, Inc. 401(k) Plan pursuant to those amendments which effectuated the transfer of sponsorship of the acquired plans to Community. The amounts transferred in from the Blue Ball National Bank Profit Sharing Trust and the Blue Ball National Bank 401(k) Plan amounted to $15,570,484 and $1,070,304, respectively. The assets were invested in various common stocks (including common stock of Community), mutual funds, preferred stocks, corporate notes and bonds, and U.S. Government agency securities. All non-elective discretionary contributions became fully vested for any employees who were terminated as a direct result of the merger.

COMMUNITY BANKS, INC. 401(k) PLAN
Schedule of Assets (Held at End of Year)
Form 5500, December 31, 2004 - Schedule H - Line 4i
Employer Identification Number: 23-2251762
Plan Number: 003

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value

*	Community Banks, Inc.	Common stock - Employer	**	$ 3,939,981
				3,939,981

*	Manulife Financial - MFC American Funds Am Balanced	Pooled separate accounts	**	39,797
*	Manulife Financial - MFC American Funds Wash Mutual	Pooled separate accounts	**	25,461
*	Manulife Financial - MFC American Funds Inv Co Am	Pooled separate accounts	**	2,703
*	Manulife Financial - MFC American Funds Growth Fund	Pooled separate accounts	**	11,428
*	Manulife Financial - MFC American Funds EuroPacific	Pooled separate accounts	**	222
*	Manulife Financial - Lifestyle Conservative 280 (VS)	Pooled separate accounts	**	462,001
*	Manulife Financial - Lifestyle Moderate 460 (VS)	Pooled separate accounts	**	849,728
*	Manulife Financial - Lifestyle Balanced 640	Pooled separate accounts	**	3,058,801
*	Manulife Financial - Lifestyle Growth 820 (VS)	Pooled separate accounts	**	1,692,018
*	Manulife Financial - Lifestyle Aggressive 1000 (VS)	Pooled separate accounts	**	322,430
*	Manulife Financial - Money Market Fund	Pooled separate accounts	**	218,677
*	Manulife Financial - US Government Secs Fund	Pooled separate accounts	**	79,262
*	Manulife Financial - Real Return Bond Fund (VS)	Pooled separate accounts	**	2,410
*	Manulife Financial - Total Return Fund (VS)	Pooled separate accounts	**	138,576
*	Manulife Financial - Investment Qual Bond Fund (VS)	Pooled separate accounts	**	69,591
*	Manulife Financial - Diversified Bond Fund (VS)	Pooled separate accounts	**	155,797
*	Manulife Financial - Global Bond Fund (VS)	Pooled separate accounts	**	20,062
*	Manulife Financial - Strategic Bond Fund (VS)	Pooled separate accounts	**	39,304
*	Manulife Financial - High Yield Fund (VS)	Pooled separate accounts	**	45,820
*	Manulife Financial - Global Allocation Fund (VS)	Pooled separate accounts	**	11,272
*	Manulife Financial - Income & Value Fund (VS)	Pooled separate accounts	**	227,415
*	Manulife Financial - Equity Income Fund (VS)	Pooled separate accounts	**	339,349
*	Manulife Financial - Growth & Income Fund	Pooled separate accounts	**	166,052
*	Manulife Financial - Fundamental Value Fund (VS)	Pooled separate accounts	**	72,888
*	Manulife Financial - 500 Index Fund	Pooled separate accounts	**	144,837
*	Manulife Financial - All Cap Value Fund (VS)	Pooled separate accounts	**	23,156
*	Manulife Financial - Value Fund (VS)	Pooled separate accounts	**	113,989
*	Manulife Financial - Mid Cap Value Fund	Pooled separate accounts	**	78,745
*	Manulife Financial - Special Value Fund (VS)	Pooled separate accounts	**	27
*	Manulife Financial - Small Company Value Fund (VS)	Pooled separate accounts	**	208,410
*	Manulife Financial - Small Cap Opportunities	Pooled separate accounts	**	4,275
*	Manulife Financial - Real Est. Securities Fund (VS)	Pooled separate accounts	**	196,203
*	Manulife Financial - Utilities Fund (VS)	Pooled separate accounts	**	19,718
*	Manulife Financial - Large Cap Value Fund (VS)	Pooled separate accounts	**	4,125
*	Manulife Financial - Strategic Value Fund (VS)	Pooled separate accounts	**	37,575
*	Manulife Financial - US Large Cap Fund (VS)	Pooled separate accounts	**	58,915
*	Manulife Financial - Blue Chip Growth Fund (VS)	Pooled separate accounts	**	132,586
*	Manulife Financial - Total Stock Market Index Fund	Pooled separate accounts	**	57,652
*	Manulife Financial - Large Cap Growth Fund (VS)	Pooled separate accounts	**	35,239
*	Manulife Financial - All Cap Core Fund (VS)	Pooled separate accounts	**	22,217
*	Manulife Financial - Capital Appreciation Fund (VS)	Pooled separate accounts	**	20,541
*	Manulife Financial - Strategic Growth Fund (VS)	Pooled separate accounts	**	29,056
*	Manulife Financial - Global Fund (VS)	Pooled separate accounts	**	55,477
*	Manulife Financial - Mid Cap Core Fund (VS)	Pooled separate accounts	**	73
*	Manulife Financial - Mid Cap Index Fund	Pooled separate accounts	**	218,692
*	Manulife Financial - Quantitative Mid Cap Fund	Pooled separate accounts	**	8,547

*	Manulife Financial - International Value Fund (VS)	Pooled separate accounts	**	28,129
*	Manulife Financial - International Equity Index Fund	Pooled separate accounts	**	10,674
*	Manulife Financial - Intl Small Cap Fund (VS)	Pooled separate accounts	**	4,256
*	Manulife Financial - Overseas Fund (VS)	Pooled separate accounts	**	17,583
*	Manulife Financial - International Stock Fund (VS)	Pooled separate accounts	**	30,124
*	Manulife Financial - Financial Services Fund (VS)	Pooled separate accounts	**	32,059
*	Manulife Financial - Strategic Opps Fund (VS)	Pooled separate accounts	**	69,430
*	Manulife Financial - All Cap Growth Fund (VS)	Pooled separate accounts	**	52,162
*	Manulife Financial - Natural Resources Fund (VS)	Pooled separate accounts	**	3,725
*	Manulife Financial - Mid Cap Stock Fund (VS)	Pooled separate accounts	**	54,093
*	Manulife Financial - Dynamic Growth Fund (VS)	Pooled separate accounts	**	32,015
*	Manulife Financial - Small Index Cap Fund	Pooled separate accounts	**	59,784
*	Manulife Financial - Small Company Blend Fund (VS)	Pooled separate accounts	**	116,808
*	Manulife Financial - Emerging Small Co Fund (VS)	Pooled separate accounts	**	34,335
*	Manulife Financial - Aggressive Growth Fund (VS)	Pooled separate accounts	**	29,609
*	Manulife Financial - Health Sciences Fund (VS)	Pooled separate accounts	**	55,819
*	Manulife Financial - Pacific Rim Fund (VS)	Pooled separate accounts	**	4,541
*	Manulife Financial - Science & Technology Fund (VS)	Pooled separate accounts	**	71,828
				10,228,093

	MassMutual Life Insurance Co.	Life insurance policies	**	3,289
				3,289

*	Manulife Financial - 3 Year Compound	Guaranteed interest accounts	**	19,480
*	Manulife Financial - 5 Year Compound	Guaranteed interest accounts	**	37,747
*	Manulife Financial - 10 year Compound	Guaranteed interest accounts	**	14,748
				71,975

*	Participant Loans	5.0% to 6.0%	- 0 -	241,433
				241,433

	Total investments			$ 14,484,771

*	Party-in-interest
**	Historical cost information is not required to be disclosed for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY BANKS, INC. 401(k) PLAN

Date: June 29, 2006	By: /s/ Richard A. Soulies
Richard A. Soulies
Plan Administrator